Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Evoke Pharma, Inc.

Solana Beach, California

We hereby consent to the incorporation by reference in this Registration Statement of our report dated March 7, 2018, relating to the financial statements of Evoke Pharma, Inc. appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

/s/BDO USA, LLP

BDO USA, LLP

San Diego, California

May 14, 2018

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.